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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Check one:
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR



For period ended, June 30, 2002

[ ]        Transition Report on Form 10-K

[ ]        Transition Report on Form 20-F

[ ]        Transition Report on Form 11-K

[ ]        Transition Report on Form 10-Q

[ ]        Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I -- REGISTRANT INFORMATION

                                   VIADOR INC.
                            (Full name of Registrant)

                               977 Benecia Avenue
                           Sunnyvale, California 94085
                     (Address of Principle Executive Office)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate.) [ X ]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period.

Viador Inc. requires additional time to complete the auditor review of Viador's financial statements for the quarter ended June 30, 2002. The auditor review of this report on Form 10-Q could not be completed earlier without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Curtis L. Mo, Esq. (650)331-4100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If answer is
      no, identify report(s). [X] Yes    No[ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof? Yes [ ]    No [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Viador Inc. has caused this notification to be signed on its behalf by the undersigned hereonto duly authorized.

Date: August 14,2002                By:/s/ Stan X. Wang
                                       -----------------
                                       President and Chief Executive Officer
                                      (Principal Executive Officer)